

Mail Stop 6010

October 21, 2008

Via Facsimile and U.S. Mail

Mr. Harold L. Covert
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA   94085

      RE: **Silicon Image, Inc.**
                Form 10-K for the year ended December 31, 2007
                Filed February 27, 2008
                File No. 0-26887

Dear Mr. Covert:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 53

1.   We note your management concluded that "our disclosure controls and procedures…were effective in ensuring that information required to be disclosed in the reports we file and submit under the Securities and Exchange Act of 1934 has been made known to them on a timely basis and that such information has been properly recorded, processed, summarized and reported, as required."   Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Note 6 – Segment and Geographic Information, page 83

2.   Please revise future filings to include disclosure of long-lived assets by geographical area. In this regard, please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure.

Note 11 – License of Sunplus Intellectual Property and Related Revenue Transaction, page 87

3.   We see that you recorded a $39.6 million intangible asset related to a license agreement with Sunplus Technology Co., Ltd. We further note that while you were validating the technology received from Sunplus, you began to integrate a portion of this technology into a new development project.   Please address the following:

- Describe to us the types of technology you recorded, including the various stages of development at the acquisition date. Discuss the factors you considered pertinent in concluding that the technology should be capitalized.
- Clarify for us the milestone deliverables that would require you to pay the remaining $21.2 million under the agreement and disclose these milestones in future filings.
- Explain to us why the $21.2 was properly accrued at the acquisition date.

Please cite any authoritative literature upon which you are relying.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant